Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2003 and December 31, 2002

	2003	2002
Loss before extraordinary item	$(407,980)	$(270,258)
Preferred Stock dividend requirements	71,000	71,000

Loss before extraordinary item attributable to common stockholders	$(478,980)	$(341,258)

Weighted average number of common shares outstanding	11,202,580	11,060,861

Loss per common share before extraordinary item	$(0.04)	$(0.03)

Extraordinary item	$848,166	$—
Income per share from extraordinary item	$0.07	$—

Net income (loss)	$440,186	$(270,258)
Preferred Stock dividend requirements	71,000	71,000

Net income (loss) attributable to common stockholders	$369,186	$(341,258)

Net income (loss) per common share	$0.03	$(0.03)

37